Exhibit 99.1

ASML Announces 2006 Second Quarter Results, Record Sales and Profit

VELDHOVEN, the Netherlands, July 19, 2006 - ASML Holding NV (ASML) today announced 2006 second quarter results according to US GAAP as follows:

•	Net sales of EUR 942 million versus Q1 2006 at EUR 629 million

•	Operating profit of EUR 238 million or 25.2 percent of sales versus Q1 2006 at EUR 114 million or 18.2 percent of sales

•	Net profit of EUR 167 million or 17.7 percent of sales versus Q1 2006 at EUR 80 million or 12.7 percent of sales

•	Cash generation from operations of EUR 330 million, of which EUR 253 million was used for share buyback program

•	Net bookings valued at EUR 1,083 million with 93 systems including 78 new and 15 refurbished systems versus Q1 2006 net bookings of 62 systems including 47 new and 15 refurbished systems

“ASML continued its strong execution in Q2 2006, marking a record quarter for sales and profit, while bookings grew 50 percent above Q1 level,” said Eric Meurice, president and CEO. “We further increased our technology lead this quarter by bringing to market eight TWINSCAN™ XT:1700i immersion systems, the industry’s only available immersion system capable of 45-nanometer volume manufacturing. ASML has now shipped a total of 21 immersion systems to date, enabling our customers’ continuous progress with immersion process development. We also reinforced our market position in Japan where we currently have three immersion systems installed.”

Operations Update

In Q2 2006, net sales increased by 23 percent year-on-year and 50 percent from the previous quarter to EUR 942 million as ASML shipped 58 new and 14 refurbished systems for sales of EUR 841 million and generated revenue from field option and service sales of EUR 101 million. In Q1 2006, ASML shipped 39 new and 12 refurbished systems for sales of EUR 553 million and generated revenue from field option and service sales of EUR 76 million.

The average selling price for a new system in Q2 2006 increased to EUR 13.7 million from EUR 13.5 million in the previous quarter. The average selling price for all ASML systems sold in Q2 2006 increased to EUR 11.7 million from EUR 10.8 million in the previous quarter, also due to a higher percentage of new systems in the Q2 2006 mix.

Q2 2006 net bookings versus Q1 2006 increased by 50 percent to 93 systems valued at EUR 1,083 million, including 78 new systems with an average selling price of EUR 13.2 million.

As of July 2, 2006, ASML’s backlog value was EUR 1,830 million with 127 systems and an average selling price of EUR 14.4 million compared with April 2, 2006 backlog value of EUR 1,596 million with 106 systems and an average selling price of EUR 15.1 million. The Q2 backlog’s lower average selling price is due to a higher number of i-line and KrF systems in the product mix to satisfy customer capacity requirements.

Gross margin was 40.4 percent in Q2 2006 versus 40.0 percent in Q1 2006. Operating profit was EUR 238 million in Q2 2006 versus EUR 114 million in Q1 2006. Net profit in Q2 2006 increased to EUR 167 million or EUR 0.35 per ordinary share.

Q2 2006 research and development (R&D) costs were EUR 92 million net of credit, an increased investment compared with Q1 2006 R&D costs of EUR 87 million, to sustain ASML’s technology leadership and enable growth.

Selling, general and administrative (SG&A) expenses remained flat at EUR 51 million in Q2 2006 compared with Q1 2006, while Q2 2006 sales increased by 50 percent in the same period.

ASML generated cash from operations of EUR 330 million in Q2 2006 resulting from increased net profit and continued tightly managed working capital. As previously disclosed, ASML’s share buyback program that was announced on April 19, 2006 was completed on July 13, 2006 of which EUR 253 million has been paid in Q2 2006. ASML ended Q2 2006 with EUR 1,731 million in cash and equivalents, an increase of EUR 60 million compared with the previous period.

In June, 2006, ASML achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. ASML’s satisfaction ratings by customers surpassed every lithography competitor for the fourth year in a row.

Outlook

“ASML expects unit bookings in Q3 2006 to be higher than Q3 shipments. Driving this expected strong performance are the introduction of our XT:1900i immersion product featuring 40-nanometer resolution, a relatively strong demand from the market, particularly memory customers, and anticipated market share gains as we ramp new volume customers and further penetrate the i-line segment with the XT:400 product range,” said Eric Meurice.  “Our robust Q2 backlog and Q3 2006 order expectations are supported by the need for additional semiconductor production capacity, consistent with industry analyst estimates of 2006 semiconductor growth of 10 percent in value and 15 percent in units overall, and capacity build-up for strong flash memory growth in 2007.”

ASML expects to ship 62 systems in Q3 2006 with an average selling price of EUR 14.5 million for new systems and an average selling price for all systems of EUR 12.5 million. Eighty-eight percent of the unit backlog has Q3 and Q4 2006 shipment dates, supporting a gross margin in Q3 2006 between 39 and 41 percent.

As announced last week, ASML will ship its 500th TWINSCAN system during Q3 2006, demonstrating the acceptance of the unique and innovative dual-stage TWINSCAN platform as the industry’s platform of choice for 300-millimeter wafer manufacturing.

The company reiterates its forecast for 20 to 25 shipments of ASML immersion systems in 2006, preparing for customers’ semiconductor volume production ramp toward late this year or early in 2007. The company also confirms that it will ship two Extreme Ultra Violet (EUV) Alpha Demo Tools in Q3, establishing another industry first for ASML.

Supported by ASML’s current financial performance, R&D expenses in Q3 2006 are expected to increase to EUR 100 million net of credit from EUR 92 million in the previous quarter as the company accelerates new developments, an operating decision made possible by leveraging its successful outsourcing strategy. This strategy enables ASML to rapidly and efficiently adapt its cost structure throughout a cycle, while continuously reinforcing its technology leadership.

SG&A expenses in Q3 2006 are expected to remain at EUR 51 million.

As previously disclosed, ASML has a principal amount of USD 575 million of 5.75 percent convertible subordinated notes due October 15, 2006. In case these notes were to convert, resulting funds could be used for additional share buyback.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips.  Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

Investor and Media Call

A conference call for investors and media will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern US time.  Dial-in numbers are: in the Netherlands +31 20 531 5871 and in the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about 2006 second quarter results is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until August 21, 2006.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Media Relations Contacts
Tom McGuire – Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven

Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands